Wayne Rehberger

Senior Vice President & Chief Financial Officer

November 20, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: W. John Cash, Accounting Branch Chief, Office of Manufacturing and Construction

Re:Engility Holdings, Inc. (the “Company” or “Engility”)

Form 10-K for the Fiscal Year Ended December 31, 2016, Filed March 9, 2017

File No. 1-35487

Dear Mr. Cash:

We hereby submit the following responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a letter to the Company dated October 30, 2017 in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”).  These responses are intended to supplement and further clarify the information contained in our September 7, 2017 response (the “Initial Response”) and October 17, 2017 response (the “Second Response,” and together with the Initial Response, the “Prior Responses”).  Capitalized terms unless otherwise defined herein shall have their respective meanings in the Prior Responses.  For your convenience, we have reproduced the Staff’s comments in bold preceding our responses.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8. Consolidated Financial Statements

5. Goodwill and Identifiable Intangible Assets, page 57

1.	We note your response to prior comment one. Please address the following:
●	Tell us the significance of IRG, in terms of revenue, operating income, and estimated fair value to the International reporting unit prior to the 2016 Realignment; and
●

To the extent the significance of IRG to the International reporting unit would have materially impacted the amount of goodwill allocated to IRG prior to its sale, more fully explain to us the timing of and the specific facts and circumstances surrounding the 2016 Realignment and the sale of IRG.

Response:

Prior to the 2016 Realignment, IRG represented approximately 40 – 50% of the revenue and operating income of the Company’s International reporting unit.  In addition, programs within the International portfolio of contracts were similar in terms of nature of the services, class of customer, methods used to provide services, regulatory environment and profit margin.  As a result, Engility has determined that IRG represented approximately 50% of the International reporting unit’s estimated fair value prior to the 2016 Realignment.  Using this estimated fair value percentage, the IRG impairment charge would have increased by less than $1 million, which we believe is not material.

In order to assess the sensitivity of the fair value assumption to the overall impairment charge, the Company further calculated a range of potential fair values for IRG, ranging from 35% to 60% of the International reporting unit.  The resulting impact to the recorded impairment charge would not have exceeded $5 million using any value within this range, which we also believe is not material.

2.

We note your response to prior comment two and understand that Ms. Dugle reviews consolidated results that “include elements of Group-level information and costs, such as revenue, direct labor, bookings, opportunities, new business submits, win rates, voluntary turnover percentages, and certain limited Group overhead expenses.” Please provide us copies of the consolidated and Group-level information in your management reports.

Response:

As requested, Engility has supplementally submitted to the Staff under separate cover copies of the consolidated and Group-level information included in its management reports packages dated October 24, 2017. This submission has been made together with a request that the submitted materials be kept confidential by the Commission in accordance with Rule 83 of the Commission’s Rules on Information and Requests.  If desired by the Staff, management would be happy to have a conference call with the Staff to answer any questions the Staff may have related to the packages.

Package 1 provides the consolidated and Group-level information included in our monthly operational reviews.  Please note that, while Page 11 of Package 1 includes limited EBIT initiatives for certain individual programs and cost saving or other initiatives, the information does not reflect individual Group EBIT totals.  The “Subtotals” listed are the total of the individual cost savings initiatives.

Package 2 provides the consolidated results presented to Ms. Dugle and the Board of Directors on a monthly basis.

If you have any questions regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at (703) 984-6102.

Sincerely,

/s/ Wayne. M. Rehberger

Wayne M. Rehberger

Chief Financial Officer

cc:	Thomas O. Miiller, Esq., Engility Holdings, Inc.
Jonathan Brooks, Esq., Engility Holdings, Inc.
Richard B. Harkey, Engility Holdings, Inc. Michael Gsell, PricewaterhouseCoopers LLP David Eastwood, PricewaterhouseCoopers LLP
Ryan Thomas, Esq., Bass, Berry & Sims PLC Jay Knight, Esq., Bass, Berry & Sims PLC

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